FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1
Material Fact, dated April 2, 2009, regarding Standard & Poor’s lowering of its rating of the preferred shares and subordinated debt with deferrable coupon of 60 European financial institutions, including Banco Santander, S.A.

MATERIAL FACT
Banco Santander, S.A. (the “Bank”) hereby announces that Standard & Poor’s has lowered the rating of the preferred shares and subordinated debt with deferrable coupon of 60 European financial institutions, including the Bank itself and the following institutions belonging to its Group: Banco Español de Crédito, S.A., Abbey National PLC, Alliance & Leicester PLC and Banco Santander Totta, S.A., whose issuances of this type, previously rated A+, are now rated A- (except for those of Banco Santander Totta, S.A. whose prior A rating is now A-).
The credit rating of the Bank (AA long term) and the four above-mentioned institutions belonging to its Group remain unaltered.
Boadilla del Monte (Madrid), 2nd April 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: April 2, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President